VIA EDGAR

April 14, 2025

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Tayyaba Shafique & Terence O’Brien

Office of Industrial Applications and Services

RE: Hims & Hers Health, Inc.

Form 10-K for Fiscal Year Ended December 31, 2024 (the “Form 10-K”)

Filed February 24, 2025

File No. 001-38986

Ladies and Gentlemen:

We are writing in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 31, 2025, to Mr. Oluyemi Okupe, Chief Financial Officer of Hims & Hers Health, Inc. (the “Company”), containing comments with respect to the Company’s above referenced filing. For convenience, we have included our responses below, preceded by the exact text of the Staff’s comments.

Form 10-K filed February 24, 2025

Revenue and Key Business Metrics, page 55

1. Staff’s comment: Please quantify the material reasons for the increase in revenue, including sales from various weight loss offerings, the impact of delayed inventory purchases from your partners, and timing of specialized campaigns. Provide an analysis of related trends and events that may materially impact future operations. For example, discuss the impact of increasing consumer demand and related trends concerning GLP-1s, and, if material, analyze the potential impact of the FDA determination regarding the resolution of the shortage of semaglutide injection products. Refer to Item 303(b) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company has considered the requirements of Item 303(b) of Regulation S-K in preparing our disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to explain material changes in revenue from period to period, to describe the underlying reasons for these changes in quantitative and qualitative terms, and to identify any known trends or uncertainties that have had or are reasonably likely to have a material impact on revenue.

The Company strives to comply with Item 303(b) of Regulation S-K. However, the Company would like to respectfully clarify that, in certain instances, multiple factors may impact the changes to revenue, some of which might not be reasonably quantifiable. For example, while the Company believes that its revenue increases are driven in part by its ordinary-course marketing campaigns, the Company may not always be able to specifically quantify the effects of such campaigns. In these instances, the Company cites qualitative information that is based on management’s best judgment even though such factors do not lend themselves to separate quantification.

In future filings, the Company advises the Staff that, where the Company identifies factors that materially impact operating results, the Company will enhance its disclosures to list such factors in order of magnitude and quantify, where possible, the extent to which each factor has impacted the Company’s operating results, beginning with the Quarterly Report on Form 10-Q for the quarter ended March 31, 2025. The illustrative example below expands the revenue disclosure in MD&A in the Form 10-K for Fiscal Year Ended December 31, 2024, to incorporate the Staff’s comment as follows:

We generated $1,437.9 million in Online Revenue for the year ended December 31, 2024, an increase of $595.6 million, or 71%, as compared to $842.4 million for the year ended December 31, 2023. Growth in Online Revenue for the year ended December 31, 2024 was driven by: (i) new Subscriber growth pertaining to weight loss solutions launched in the fourth quarter of 2023 or later, including new Subscribers for compounded semaglutide glucagon-like peptide-1 receptor agonists (“GLP-1s”) offerings launched in the second quarter of 2024 for which there was no comparable revenue in 2023; and (ii) continued sustainable growth in Subscribers pertaining to offerings available in both fiscal years, from whom we generated recurring revenue that was driven in part by ordinary-course marketing campaigns that continued to strengthen our mature categories. During fiscal year 2024, certain aspects of our GLP-1 compounded offerings, which generated approximately $225.0 million in Online Revenue for the year ended December 31, 2024, representing approximately 16% of total Online Revenue, were permitted by the Food and Drug Administration (“FDA”) based on shortages of branded GLP-1s, which were affected by regulatory decisions in fiscal year 2025 as further described below. Offerings available in both fiscal years represented a substantial majority of the remaining approximately 84% of Online Revenue for the year ended December 31, 2024, additionally leading to growth in new Subscribers, Monthly Online Revenue per Average Subscriber, AOV, and Net Orders.

Online Revenue can fluctuate on a period-to-period basis due to various factors, including launches of new product offerings, the success of our marketing campaigns, and strategic pricing decisions impacting customer uptake of our offerings, as well as product availability and the regulatory landscape impacting our offerings. As described under Part I, Item 1: “Business—Regulatory Environment—Regulation of compounded drugs”, on February 21, 2025, the FDA resolved the semaglutide shortage, which could constrain our ability to continue providing access to compounded semaglutide on our platform once our available inventory has been sold. The FDA does not limit compounding to drug shortages, and we believe there are paths to continue offering access to certain compounded GLP-1s after the shortage ends, consistent with the statutory exemptions from the new drug approval requirements. As such, we intend to continue expanding our weight loss offerings and serving our Subscribers with a wide range of weight loss solutions.

We generated $38.6 million in Wholesale Revenue for the year ended December 31, 2024, an increase of $9.0 million, or 30%, as compared to $29.6 million for the year ended December 31, 2023. Wholesale Revenue can fluctuate on a period-to-period basis due to various factors, including timing of inventory purchases from our partners, seasonality trends, launches of new merchants, and timing of specialized campaigns. During fiscal year 2024, there were no launches of material new merchants, notable factors impacting timing of inventory purchases, or material specialized campaigns impacting revenue trends. Top partners, comprising over 85% of Wholesale Revenue, remained consistent for both fiscal years presented. As our presence in physical environments and on third-party platforms has matured and we have successfully built brand awareness with new customers in those environments, we do not anticipate launching new material partnerships in the foreseeable future or investing significantly in specialized wholesale marketing campaigns.

2. Staff’s comment: Considering your GLP-1 product offerings introduced in 2024, please tell us your evaluation of the disclosures required by ASC 280-10-50-40, including how you evaluated the economic characteristics of your products.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it considers and follows ASC 280-10-50-40 when preparing its financial statements. ASC 280-10-50-40 requires a public entity to “report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.” The Company addressed the guidance by disaggregating the Company’s Online Revenue and Wholesale Revenue as distinct Revenue Metrics within MD&A, as well as within the Revenue Recognition note in the Financial Statements. Wholesale Revenue generated in physical environments and on third-party platforms is distinct from Online Revenue in its customer experience and methods used to distribute the product. The Company’s Online Revenue offered on the Company’s digital platforms, by contrast, constitutes a group of similar products and services based on the holistic customer experience as described in detail below.

While the Company notes that ASC 280 does not define “similar” products and services, the Company has applied ASC 280-10-50-11 by analogy as discussed further below and the Company believes that the product lines and services sold by the Company or purchased through its digital platform (collectively, “Online Products and Services”), including the GLP-1 product offerings introduced in 2024, constitute a group of similar products and services based on the facts and circumstances of the Company.

In determining that the Company’s Online Products and Services constituted a group of similar products from a holistic customer experience, the Company considered the factors below, which are all applicable to the GLP-1 product offerings introduced in 2024:

•

The Company designs and delivers its Online Products and Services as part of a holistic customer experience, whereby consumers access clinical consultations, prescriptions, and over-the-counter products in an integrated manner through the Company’s technology-enabled platform. The customer experience on the digital platform is consistent regardless of specialty treated on the platform.

•

Online Revenues from the Company’s Online Products and Services are all derived from a direct-to-consumer model through a unified online digital platform, which serves as the primary access point for customers seeking prescription and non-prescription health and wellness solutions.

•

Online Revenues across the Company’s Online Products and Services are similarly impacted by trends in the consumer health and wellness sector and the execution of the Company’s mission-driven growth strategies, which are focused on affordability and access. While the Company specializes in offering access to treatment and medication across a number of different conditions and different medication form factors, all products and treatments are designed to address customers’ health and wellness needs and normalize health and wellness challenges to make feeling happy and healthy easy to achieve.

•

Online Products generally follow a shared distribution process, with all delivery fulfilled through common carriers directly to customers. Specifically, regardless of the offering, nearly all products are fulfilled through the Company’s internal pharmacies and warehouses in a uniform manner and delivered to customers in a similar manner. The customer’s experience of receiving products, inclusive of GLP-1s, is consistent regardless of the offering treated on the platform.

•

The Company offers its Online Products and Services under all-inclusive transparent pricing, reflecting the holistic nature of the customer offerings, which integrate services and products to address customer health needs. Additionally, as further highlighted below, for all its Online Products and Services, the Company focuses on a lower-cost consumer price point in comparison to the full market and only offers Online Products and Services on a cash basis, as the Company does not accept third-party insurance.

•

The customer experience is standardized across all Online Products and Services, with uniform tools and back-end infrastructure supporting healthcare provider interactions and product fulfillment on the platform. Specifically, customer clinical in-take forms and interactions with the clinical team are conducted through a single electronic medical record system for all offerings available on the digital platform, inclusive of GLP-1s. Additionally, the same providers treat multiple customer conditions, inclusive of GLP-1s.

•

All Online Products and Services are subject to similar regulatory oversight, including from agencies such as the FDA, the Consumer Product Safety Commission, and applicable State and local medical boards, given the health and wellness focus of the Company’s offerings.

•

Over the long-term, the customer demand for newer products and services results in normalization and more consistent trends with the longer-tenured offerings on our platform, as the Company continues to optimize cost structures across scaled offerings. For example, for both the GLP-1 product offerings and other more established offerings, as we scale, we benefit from purchase volume discounts and/or internal manufacturing and fulfillment efficiencies, which are expected to normalize financial results over time across offerings. We have historically observed this trend across the platform, and we expect similar dynamics to apply to the GLP-1 product offerings in the long-term.

•	We make decisions and manage the Company not on the performance of individual offerings but, rather, on a consolidated level.

Further, when determining the level at which Online Products and Services should be reported, the Company acknowledges that the guidance requires evaluation of the economic similarity of products to determine the appropriate level of disaggregation. The Company referenced ASC 280-10-50-11 by analogy, which points to the consideration of economic characteristics when determining similarity, stating: “Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics.”

The factors considered when determining whether the Online Products and Services constitute a similar grouping of products from a holistic customer experience, as noted above, remain unchanged with the introduction of the GLP-1 product offerings in 2024 and are applicable and relevant to the GLP-1 product offerings. To expand on our evaluation of economic characteristics of the GLP-1 product offerings and the appropriateness of grouping it with Online Products and Services, consistent with other products on our platform, GLP-1s are offered at a lower-cost consumer price point in comparison to the market generally, in order to expand access and affordability consistent with the Company’s mission. Additionally, the Company offers GLP-1s and all other Online Products and Services on a cash basis to customers as the Company does not accept third-party insurance. This further reinforces the similarities of the economic characteristics of all of the Online Products and Services.

As stated above, the Company appropriately disaggregates the Company’s Online Revenue and Wholesale Revenue based on the distinctive nature of both revenue streams. Additionally, based on the similarity and integrated nature of the Company’s Online Products and Services inclusive of the GLP-1 offerings, as well as the long-term economic characteristics of our offerings at scale, the Company believes it is appropriate to group the related Online Revenues and report them on an aggregated basis, in accordance with ASC 280-10-50-40. In future filings, the Company will continue to monitor and consider the financial statement impact for the requirements of ASC 280-10-50-40 as the Company grows and matures its existing products and services, as well as introduces new product and service offerings.

In connection with the above responses to the Staff’s comments, we acknowledge that the Company and its management are responsible for the adequacy and accuracy of the disclosures in the filings. Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing, or if we may provide additional information.

Sincerely,

/s/ Oluyemi Okupe
Oluyemi Okupe
Chief Financial Officer

Hims & Hers Health, Inc. | 2269 Chestnut Street, #523 | San Francisco, CA 94123